UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34934

Costamare Inc.

(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on October 27, 2016 (File No. 333-214268), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated January 25, 2018, among Morgan Stanley & Co. LLC, UBS Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Stifel, Nicolaus & Company, Incorporated, Credit Suisse Securities (USA) LLC and Costamare Inc.

5.1	Opinion of Cozen O’Connor, special counsel on matters of Marshall Islands law to Costamare Inc., dated January 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Costamare Inc.

Date: January 26, 2018	By:	/s/ Gregory G. Zikos
		Name:	Gregory G. Zikos
		Title:	Chief Financial Officer